June 13, 2006



VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010
Attention:  Tracie Towner

                        ARC Energy Trust -- 2005 Annual
                   Report on Form 40-F (File No. 333-06184)
                   ----------------------------------------

Ladies and Gentlemen:

                  ARC Energy Trust, an Alberta trust (the "TRUST"), has submitted in electronic form for filing an Annual Report on Form 40-F for the year ended December 31, 2005 (the "2005 ANNUAL REPORT").

                  The following are responses of the Trust to comments received from the staff (the "STAFF") of the Securities and Exchange Commission (the "COMMISSION") on the Trust's Annual Report on Form 40-F for the year ended December 31, 2005, as filed with the Commission on March 29, 2006, in a letter from Tracie Towner, dated May 16, 2006 (the "COMMENT LETTER"). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the 2005 Annual Report.

                  The Trust's responses to the Staff's comments are as follows:

GENERAL

1. Please correct your Commission File Number indicated on the cover of your annual report to be 333-06184, rather than 0-30514.

                  RESPONSE TO COMMENT 1

                  In response to the Commission's comment, the Trust will revise the cover of the Annual Report on Form 40-F for the year ended December 31, 2006.

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                                                                        Page 2


CONTROLS AND PROCEDURES, PAGE 3

2. You state, "the Chief Executive Officer and Chief Financial Officer concluded that, as of the evaluation date, the design and operations of the Registrant's disclosure controls and procedures were effective in ensuring that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this report was being prepared." Please revise to state, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Refer to the definition of disclosure controls and procedures at paragraph (e) of Exchange Act Rules 13a-15 and 15d-15.

                  RESPONSE TO COMMENT 2

                  In response to the Commission's comment, the Trust will revise its controls and procedures language as requested for the Annual Report on Form 40-F for the year ended December 31, 2006.

FINANCIAL STATEMENTS

STATEMENTS OF CASH FLOWS

3. We note that you present changes in non-cash working capital as components of cash flows from investing and financing activities. Ordinarily, changes in working capital accounts are presented as adjustments to reconcile net income to net cash provided by or used in operating activities. Please explain to us why you have classified changes in certain working capital accounts in the investing and financing activities sections of your statements of cash flows.

                  RESPONSE TO COMMENT 3

                  Because our business is capital intensive, a significant portion of the non-cash working capital is composed of property, plant, and equipment and therefore Investing Activities related. The practice of breaking out the changes in non-cash working capital between the three sections of the statements of cash flows is to show readers of our financial statements the source nature of items such as accounts payable and accrued liabilities. As these accounts payable and accrued liabilities, for instance, get settled via cash payments, their ultimate reversal will present themselves partially as non-cash working capital within the Investing Activities section of the statements of cash flows if they relate to capital expenditures. This presentation is derived from our interpretation of paragraph 12 and 13 of Canadian Institute of Chartered Accountants Handbook Section 1540, CASH FLOW STATEMENTS ("CICA 1540"), which state:

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                                                                        Page 3


           .12 THE CASH FLOW STATEMENT SHOULD REPORT CASH FLOWS DURING THE PERIOD CLASSIFIED BY OPERATING, INVESTING AND FINANCING ACTIVITIES.

           .13 AN ENTERPRISE PRESENTS ITS CASH FLOWS FROM OPERATING, INVESTING AND FINANCING ACTIVITIES IN A MANNER WHICH IS MOST APPROPRIATE TO ITS BUSINESS. CLASSIFICATION BY ACTIVITY PROVIDES INFORMATION THAT ALLOWS USERS TO ASSESS THE IMPACT OF THOSE ACTIVITIES ON THE FINANCIAL POSITION OF THE ENTERPRISE AND THE AMOUNT OF ITS CASH AND CASH EQUIVALENTS. THIS INFORMATION MAY ALSO BE USED TO EVALUATE THE RELATIONSHIPS AMONG THOSE ACTIVITIES.

                  We also believe our presentation is in accordance with U.S. GAAP based on our interpretation of paragraph 29 of Statement of Financial Accounting Standard No. 95, STATEMENT OF CASH FLOWS ("SFAS 95"), which states, in part:

         "...AND IN PAYABLES PERTAINING TO OPERATING ACTIVITIES, SHALL BE SEPARATELY REPORTED... ENTERPRISES ARE ENCOURAGED TO PROVIDE FURTHER BREAKDOWNS OF THESE CATEGORIES THAT THEY CONSIDER MEANINGFUL".

         Therefore, any changes in payables related to investing transactions should be segregated from changes in operating accounts payable. In addition, acquiring or constructing a productive asset by incurring a liability does not result in a cash inflow or outflow of the entity until the liability is paid. Therefore, in the period the liability is incurred to acquire or construct such an asset, we believe the change in operating accounts payable should be reduced by such amount and that transaction should be disclosed as a non-cash investing activity. This allows us to show the true cash disbursed to acquire property, plant, and equipment on the Statement of Cash Flows and as such, we believe our presentation is in accordance with CICA 1540 and SFAS 95.


NOTE 3 - CORPORATE ACQUISITIONS

4. We note that you have accounted for all corporate acquisitions as asset acquisitions in accordance with EIC-124. It is unclear from your disclosures why you have accounted for the purchase of these entities as asset acquisitions rather than acquisitions of businesses. It appears these transactions would be accounted for as acquisitions of businesses under US GAAP. Please address this difference in accounting within your reconciliation note disclosure, or tell us why no revision is necessary. In addition, please explain to us how you concluded these transactions represent asset acquisitions for Canadian GAAP purposes.

                  RESPONSE TO COMMENT 4

                  For all aforementioned corporate acquisitions, the Trust completed an analysis in relation to the criteria cited in EITF 98-3, DETERMINING WHETHER A NONMONETARY TRANSACTION INVOLVES RECEIPT OF PRODUCTIVE ASSETS OR OF A BUSINESS ("EITF 98-3") and in EIC-124, DEFINITION OF A BUSINESS ("EIC-124")

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                                                                        Page 4


                  For the United Prestville Ltd., Harrington & Bibler, and Romulus Exploration Inc., the acquired corporate entities contained working interest in properties of which the Trust concurrently had a working interest in and operational partnership title. The acquisitions thereby merely increased the existing working interest ownership in these oil and gas properties for the Trust. As a result, no personnel, tangible assets, intellectual property, and processes were brought over as a result of the acquisitions and the derived conclusion was that these acquisitions involved essentially a receipt of productive assets and not a business as defined in EITF 98-3 and in EIC-124.

                  With respect to the Redwater and North Pembina Cardium Unit Corporate acquisitions, our analysis was as follows. In exchange for consideration given in the acquisitions, the Trust acquired a working interest in the above two properties and some field staff employees. When assessing the employees which came over with the acquisition it is important to note that prior to the acquisitions, significant "redeployment" of labour resources was being performed by the Imperial Oil Resources and ExxonMobil Canada Energy (the "Vendors"). The field employees that were interested in moving to other Imperial operating areas were given the option to do so. As such, the Trust acquired field employees who were not interested in leaving the Pembina/Redwater area. The Trust, as a result, did not acquire a full complement of field staff required to sustain the operations and as such has had to actively recruit several new employees to sustain production. With respect to technical professional staff, no engineers were brought over from the Vendor's side and the Trust has subsequently either hired or reassigned existing engineers to the acquired properties. It is also important to note that no systems were acquired as part of the acquisitions. All production volume reporting was ultimately linked to the Trust's system as the Trust did not acquire any pre-existing software in the acquisitions. Finally, the Vendors were insistent that the sale be performed through a corporate vehicle (a Nova Scotia Unlimited Liability Corporation "NSULC") solely for tax purposes on their side. It is the Trust's position that although the transaction was facilitated through a corporate vehicle and is in substance an asset acquisition. The NSULC's incorporation was set-up days prior to the actual closing of the sale and the two Vendors rolled in the acquired assets into the NSULC's prior to the NSULC's being acquired by the Trust.

                  The following is an evaluation of the Redwater and NPCU acquisitions in relation to the criteria set forth in EITF 98-3 and EIC-124:

                  Inputs     -  Long-lived  proved oil and gas  reserves  were
                                acquired in two separate reservoir pools.

                             - Negotiated purchase price equated to the fair market value of the reserves acquired.

                             - No value assigned nor paid for in the purchase price with regards to the upside in any enhanced oil recovery project due to the highly risky and uncertainty related to any such project.

                             -  No other assets acquired in the acquisition.

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                                                                        Page 5


                             - Some field employees of the Vendors brought over (not a full complement); these field employees resided in the acquired property area and were not willing to relocate to the Vendors' other operating fields in Canada. The Trust has undergone a significant external hiring campaign to bring in field employees to manage the acquired assets at the field level.

                             - No technical or support staff (engineers, accountants, admin, IT) acquired; the Trust to utilize existing staff at head office.

                             - Ultimately oil and gas reserves acquired and put through the NSULCs days before the closing of the acquisition by the Vendors. These corporate vehicles were subsequently amalgamated into the Trust's operating entities.

                             - Records obtained limited to well file and land file information; similar to what would have been obtained in other asset acquisitions the Trust has historically entered into; thus, no intellectual property acquired.

                             - No accounting data obtained as the acquired corporate entities were only in existence for a few days.

                             -  Given   the   nature   of  the   inputs,   the
                                transaction constitutes an asset acquisition.

                  Processes  -  No  systems  or  protocols   obtained  through
                                acquisition.  Post acquisition, all properties
                                managed   using  the  Trust's   policies   and
                                procedures.

                             - Field gathering volumetric system was not acquired in the acquisition; the Trust has implemented its own system.

                             -  Given  the  nature  of  the   processes,   the
                                transaction    constitutes    as   an    asset
                                acquisition.

                  Outputs    -  All product  marketed by the Trust's  internal
                                marketing   department  to  its  own  selected
                                counterparties.

                             -  Customer list not acquired.

                             -  Given   the   nature  of  the   outputs,   the
                                transaction    constitutes    as   an    asset
                                acquisition.

Based on the above three criteria, the Trust concluded that the Redwater and NPCU acquisitions did not have sufficient merit to constitute an acquisition of a business and thus was treated as an acquisition of assets under both Canadian and US GAAP.


5. We note that you will adopt SFAS 123R on January 1, 2006 and will be required to measure compensation costs associated with your share based payment plans at fair value. Further we note that for Canadian GAAP purposes you use the Black

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                                                                        Page 6


         Scholes option pricing model to calculate fair value for rights outstanding under the Trust Unit Incentive Rights Plan. Due to the significance of your periodic distributions, coupled with the inherent limitations of the Black-Scholes model, for U.S. GAAP purposes you will need to utilize an alternate option pricing model, such as a binomial lattice model that is designed to value options over securities having significant recurring distributions. Please ensure that your disclosure about the impact the adoption of SFAS 123R will have on your U.S. GAAP financial information, and your subsequent accounting for U.S. GAAP purposes and the related notes that accompany your reconciliation between Canadian and U.S. GAAP, address this difference.

                  RESPONSE TO COMMENT 5

                  We will ensure that our Trust Unit Incentive Rights Plan is appropriately calculated with an option pricing model that is designed to handle the complexities of our Plan. The Trust is currently exploring various valuation models in anticipation of the adoption of SFAS 123R effective January 1, 2006 and will be reflecting such results in our fiscal 2006 Form 40-F filing with the required disclosure as noted in SFAS 123R.

CLOSING COMMENTS

We acknowledge that:

         o the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

         o Staff comments or changes to disclose in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If there are further questions in connection with the foregoing responses, you may contact the undersigned at (403) 503-8600.

Yours truly,


(signed) " STEVEN W. SINCLAIR, CA"

Steven W. Sinclair, CA
Senior Vice President, Finance & CFO